Exhibit 99.4

DEL GLOBAL TECHNOLOGIES CORP.

UP TO 24,999,224 SHARES OF COMMON STOCK

ISSUABLE UPON EXERCISE OF SUBSCRIPTION RIGHTS

THE SUBSCRIPTION RIGHTS ARE EXERCISABLE UNTIL 5:00 P.M. NEW YORK CITY

TIME ON NOVEMBER 17, 2010, SUBJECT TO EXTENSION.

[        ] [    ], 2010

To: Securities Dealers, Commercial Banks, Trust Companies, and Other Nominees

This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with a rights offering (the “Rights Offering”) by DEL GLOBAL TECHNOLOGIES CORP., a New York corporation (the “Company”), to the holders of its common stock, par value $0.10 per share (“Common Stock”), as described in the Company’s prospectus dated [        ] [    ], 2010 (the “Prospectus”). Holders of record of Common Stock at the close of business on October 20, 2010 (the “Record Date”) will receive at no charge non-transferable subscription rights (each, a “Subscription Right”) to purchase up to an aggregate of 24,999,224 shares of Common Stock at a subscription price of $0.60 per share (the “Subscription Price”), for up to an aggregate purchase price of approximately $15 million.

Each stockholder will receive one Subscription Right for each share of Common Stock owned on the Record Date, evidenced by a subscription certificate (the “Subscription Certificate”) registered in the stockholder’s name or in the name of the stockholder’s nominee. Each Subscription Right will entitle its holder to purchase 1.1004 shares of Common Stock at the Subscription Price (the “Basic Subscription Right”). Each Subscription Right also entitles the holder thereof to subscribe for additional shares of Common Stock that have not been purchased by other Subscription Rights holders pursuant to their Basic Subscription Rights, at the Subscription Price, if such holder has fully exercised its Basic Subscription Rights (the “Oversubscription Right”). The Company will not issue fractional shares, but rather will round down the aggregate number of shares holders are entitled to receive to the nearest whole share. See “The Rights Offering—Subscription Rights” in the Prospectus.

If you exercise the Oversubscription Right on behalf of beneficial owners of Subscription Rights, you will be required to certify to Continental Stock Transfer & Trust Company (the “Subscription Agent”) and the Company, in connection with the exercise of the Oversubscription Right, as to the aggregate number of Subscription Rights that have been exercised pursuant to the Basic Subscription Right, whether the Basic Subscription Right of each beneficial owner of Subscription Rights on whose behalf you are acting has been exercised in full, and the number of shares of Common Stock being subscribed for pursuant to the Oversubscription Right by each beneficial owner of Subscription Rights on whose behalf you are acting. If an insufficient number of shares is available to fully satisfy all oversubscription right requests, the available shares will be distributed proportionately among shareholders who exercised their oversubscription rights based on the number of shares each shareholder subscribed for under their basic subscription rights. Also, we have protection mechanics in place to preserve our ability to utilize our NOLs, including the ability to limit the amount of shares that certain shareholders may over-subscribe for, provided however, the protection mechanics will not prevent any shareholder from being able to exercise their basic subscription rights. Shareholders who currently own more than, or who would increase their current holdings of our common stock from fewer than 1,100,000 shares to greater than 1,100,000 shares by virtue of the exercise of their basic subscription rights in this offering, may not be able to over-subscribe to the extent otherwise allowable. We will only permit such shareholders to participate in this offering up to such amounts as will not jeopardize our NOLs and capital loss carryforwards. We will only exercise our discretion to refuse to honor an exercise of rights by a 5% shareholder or a subscriber’s exercise to the extent its exercise of oversubscription rights might result in such subscriber owning 5% or more, if such exercise of rights would endanger our NOLs and capital loss carryforwards against future taxable income. See “The Rights Offering—Protection Mechanics.” The subscription agent will return any excess payments by mail without interest or deduction promptly after the expiration of the subscription period. See “The Rights Offering—Subscription Rights” and “The Rights Offering—Protection Mechanics” in the Prospectus.

We are asking you to contact your clients for whom you hold shares of Common Stock registered in your name or in the name of your nominee to obtain instructions with respect to the Subscription Rights.

Enclosed are copies of the following documents for you to use:

1. Prospectus;

2. Form of Letter from the Company to its stockholders;

3. Notice of Guaranteed Delivery;

4. A form letter which may be sent to your clients for whose accounts you hold Common Stock registered in your name or in the name of your nominee;

5. Beneficial Owner Election Form, on which you may obtain your clients’ instructions with regard to the Subscription Rights;

6. Nominee Holder Certification Form; and

7. Other Company Information.

Your prompt action is requested. The Subscription Rights will expire at 5:00 P.M., New York City time, on November 17, 2010, subject to extension or earlier termination (the “Expiration Date”).

To exercise Subscription Rights, properly completed and executed Subscription Certificates and payment in full for all Subscription Rights exercised must be delivered to the Subscription Agent as indicated in the Prospectus prior to the Expiration Date, unless the guaranteed delivery procedures described in the Prospectus are followed in lieu of delivery of a Subscription Certificate prior to the Expiration Date.

Additional copies of the enclosed materials may be obtained by contacting the information agent, MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, by telephone at (212) 929-5500 (call collect) or (800) 322-2885 (toll-free) or by email at proxy@mackenziepartners.com.

Sincerely,

John J. Quicke President and Chief Executive Officer

NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF DEL GLOBAL TECHNOLOGIES CORP., THE SUBSCRIPTION AGENT, THE INFORMATION AGENT OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE COMMON STOCK ISSUABLE UPON VALID EXERCISE OF THE SUBSCRIPTION RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING EXCEPT FOR STATEMENTS MADE IN THE PROSPECTUS.